UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 November 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement

Company notified of transactions in respect of the Company’s US Employee Stock Purchase Plan and Ms Mahlan, Mr Menezes and PDMRs inform the Company of their interests therein

(02 November 2012)

Announcement Messers Proctor and Kennedy, PDMRs, inform the Company of their beneficial interests. (20 November 2012)

Announcement

Company, UBHL and USL announce that the Company will take a shareholding in USL, a/the? leading Indian spirits company. The Company will now launch a Mandatory Tender Offer to the public shareholders of USL.

(09 November 2012)

Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (20 November 2012)
Announcement Company announces appointment to Executive Committee (09 November 2012)	Announcement Mr Menezes informs the Company of his beneficial interests. (21 November 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(12 November 2012)

Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (21 November 2012)
Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (12 November 2012)	Announcement Mr Walsh informs the Company of his beneficial interests. (22 November 2012)

Announcement

Company notified of transactions in respect of the Company’s Performance Share Plan and Ms Mahlan, Messers Walsh and Menezes, and PDMRs inform the Company of their interests therein.

Messers Fennell and Walsh inform the Company of their beneficial interests.

(13 November 2012)

Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (22 November 2012)
Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (13 November 2012)	Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (23 November 2012)
Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (14 November 2012)	Announcement Messers Gosnell and Williams, PDMRs, inform the Company of their beneficial interests. (26 November 2012)

Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (15 November 2012)	Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (26 November 2012)
Announcement Ms Mahlan and Messers Walsh and Menezes inform the Company of their beneficial interests. (16 November 2012)	Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (27 November 2012)
Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (16 November 2012)	Announcement Messers Wright and Millian, PDMRs, inform the Company of their beneficial interests. (28 November 2012)
Announcement Mr Kennedy, a PDMR, informs the Company of his beneficial interests. (19 November 2012)	Announcement Company announces total voting rights. (30 November 2012)
Announcement Company announces purchase of shares to be held in treasury to satisfy grants made under employee share plans. (19 November 2012)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:15 02-Nov-2012
Number	21211-EFE5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules. Diageo plc (the "Company") announces that it received notification on 1 November 2012 that the following Directors and Persons Discharging Managerial Responsibilities ("PDMRs"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the "USESPP"), received American Depository Shares ("ADS")* in respect of the Company's final dividend paid on 26 October 2012, as follows:

Name of Director	Number of ADSs

D Mahlan	45

I Menezes	52

Name of PDMR	Number of ADSs

G Ghostine	13

R Millian	38

L Schwartz	57

G Williams	17

The ADSs were purchased on 26 October 2012 at a price of $114.26 per ADS.

As a result of the above transactions, interests of directors and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

D Mahlan	120,599 (of which 120,035 are held as ADS)

I Menezes	509,940 (of which 416,942 are held as ADS)

Name of PDMR	Number of Ordinary Shares

G Ghostine	102,550 (of which 33,177 are held as ADS)

G Williams	217,988 (of which 6,493 are held as ADS)

Number of ADS

R Millian	19,798

L Schwartz	19,585

J Nicholls

Deputy Company Secretary

2 November 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Diageo will take a shareholding in USL
Released	10:05 09-Nov-2012
Number	7571Q10

RNS Number : 7571Q

Diageo PLC

09 November 2012

Thursday 9 November 2012

Diageo, UBHL and USL today announce that Diageo will take a shareholding in USL, the leading Indian spirits company

Diageo will now launch a Mandatory Tender Offer to the public shareholders of USL

Diageo plc, United Breweries (Holdings) Limited and United Spirits Limited have today announced agreements under which Diageo would acquire a 27.4% stake in USL, the leading spirits company in India. The consideration will be INR 1440 per share and the total consideration would be INR 57,254 million (approximately £660 million). Following completion of these agreements, Dr Vijay Mallya will continue in his current role as Chairman of USL, and UBHL and Dr Mallya will work with Diageo to build the USL business as the current consumer trends for premiumisation accelerate in India. The agreements are in two parts:

•	An agreement to acquire a 19.3% interest in the current share capital of USL at a price of INR 1440 per share from the UBHL group, the USL Benefit Trust, Palmer Investment Group Limited and UB Sports Management (two subsidiaries of USL) and SWEW Benefit Company (a company established for the benefit of certain USL employees). Following this disposal, the UBHL group would continue to have a shareholding in USL amounting to 14.9% of current share capital.

•	The shareholders of USL will be asked to approve the preferential allotment to Diageo at a price of INR 1440 per share of new shares amounting to 10% of the post-issue enlarged share capital of USL.

These agreements trigger an obligation on Diageo to launch a Mandatory Tender Offer to the public shareholders of USL. Diageo has therefore also announced that it will launch a tender offer to acquire, at a price of INR 1440 per share, a maximum of 37,785,214 shares, which equates to 26% of the enlarged share capital of USL.

On completion of the share purchases as described above and in the event that the tender offer were fully subscribed, Diageo will hold 53.4% of the enlarged USL share capital at an aggregate cost of INR 111,665 million (approximately £1,285 million). This represents a 20x multiple of USL's EBITDA for the year ended 31 March 2012 and the transaction would be eps accretive in year 2 and economic profit positive in year 6 assuming a 12 % WACC.

Diageo and Dr Mallya have entered into a memorandum of understanding under which they will form a 50:50 joint venture which will own United National Breweries' traditional sorghum beer business in South Africa. Diageo's investment for its 50% interest in the joint venture is expected to be approximately USD 36 million (approximately £25 million), subject to adjustment. Diageo and Dr Mallya are also considering the possibility of extending this joint venture in order to maximise opportunities which exist in certain emerging markets in Africa and Asia (excluding India).

Paul S Walsh, Chief Executive of Diageo, said:

'I am delighted at the opportunity Diageo has to be part of India's large and growing local spirits market. As a result of the agreements we are announcing today we will be well positioned to take the growth opportunities presented by a spirits market where growth is driven by the increasing number of middle class consumers. USL's number 1 position in local spirits together with our growing international spirits business of leading brands will enable us to grow across the consumer space as India's increasing number of middle class consumers look to enjoy premium and prestige local spirits brands as income levels rise. The combination of USL's strong business with the capabilities which Diageo brings as the world's leading premium drinks company will ensure that USL continues to lead the industry in India.

Vijay Mallya's experience in building USL to the leadership position it has is unique in our industry and in his position, as Chairman of USL, I look forward to working with him to deliver value for the shareholders of both USL and Diageo.

The acquisition of our shareholding in USL is fully aligned with our strategy to build our presence in the world's faster growing markets and enhances our position as the world's leading premium drinks company.'

Dr Vijay Mallya, Chairman of the UB Group, said;

'I am very proud of USL and what has been created over the last 30 years to bring this company to its pre-eminent position in India. I have had a long association with Diageo and therefore I am confident that this winning partnership with Diageo provides USL with the best possible platform for future growth. I am delighted to remain part of that journey as Chairman of USL as we work together to build continued value for the shareholders of USL and UBHL.'

The key points of the agreements between Diageo, UBHL and USL are:

•	Completion of the acquisition of shares from the UBHL group, the USL Benefit Trust, Palmer Investment Group Limited and UB Sports Management (two subsidiaries of USL) and SWEW Benefit Company (a company established for the benefit of certain USL employees) is subject to a number of conditions. These conditions include the release of all security interests over the USL shares to be acquired by Diageo. They also include the receipt of mandatory regulatory approvals (including competition approvals) in India and elsewhere.

•	Diageo has reached agreement with USL under which the shareholders of USL will be asked to approve (by special resolution) the preferential allotment of new shares to Diageo, at a price of INR 1440 per share. The price is subject to applicable pricing rules under Indian regulations. These new shares will amount to 10% of USL's post-allotment enlarged share capital. UBHL will vote in favour of the resolution. The preferential allotment is subject to certain conditions including USL shareholder approval and if successful, combined with the above acquisition of shares, would result in Diageo owning 27.4% of the enlarged share capital of USL.

•	The preferential allotment and the acquisition of shares from the USL subsidiaries will enhance USL's financial strength, including a reduction in USL's net debt.

•	Total consideration for the aggregate shareholding, representing 27.4% of the enlarged USL share capital, acquired through the arrangements for the acquisition and the preferential allotment described above would therefore be INR 57,254 million (approximately £660 million).

•	The combination of the acquisition and the preferential allotment trigger an obligation on Diageo to launch a mandatory tender offer for a minimum of 26% of the issued share capital of USL. Diageo will launch a tender offer to acquire a maximum additional interest in USL of no more than 26% of the enlarged USL share capital. The tender offer will be at a price of INR 1440 per share, representing a premium of over 35% to the closing price of USL's shares on 24 September 2012, the last business day before the announcement that Diageo, UBHL and USL were in discussions regarding possible transactions. At that price, the total consideration under the tender offer (assuming full take-up) would be INR 54,411 million (approximately £625 million).

•	Following the formal documentation review process of SEBI, the Indian takeover regulator, Diageo will post the tender offer documentation to USL shareholders. Completion of the acquisition and tender offer is expected to occur in the first quarter of 2013.

•	Diageo will fund the acquisition through existing cash resources and debt. Diageo believes that its financial strength supports its current single A credit rating and will hold discussions with the rating agencies as a consequence of this announcement.

•	In certain circumstances where the preferential allotment is not successful (including where it is not approved by the shareholders of USL), UBHL has agreed to sell additional shares in USL to Diageo at a price of INR 1440 per share to ensure that Diageo has a minimum shareholding of 25.1%.

•	In addition, if the share purchase agreement, the preferential allotment and the tender offer do not result in Diageo holding a majority interest in USL, UBHL has agreed to vote its remaining shareholding in USL as directed by Diageo for a four year period. UBHL will also vote its USL shares to enable Diageo to ensure that its nominees are appointed to the USL board.

•	In the event that Diageo does not acquire a majority interest it is likely that a minimum shareholding of 25.1%, together with the voting arrangements and other governance arrangements agreed with the UBHL group and its relationship with Dr Mallya as Chairman of USL, would enable Diageo to reflect the results of USL in its consolidated accounts.

•	The tender offer will be governed by the applicable takeover regulations of India and is subject to certain conditions.

JM Financial acted as lead transaction and financial adviser to Diageo on the transaction; BofA Merrill Lynch acted as joint financial adviser; UBS also provided financial advice to Diageo.

Slaughter and May and Platinum Partners acted as legal advisers to Diageo.  Deloitte LLP provided Financial and Tax due diligence services.

For UBHL & USL:
Citigroup Global Markets acted as lead financial adviser; Ambit Corporate Finance advised UBHL on tax and structure-related issues.
Amarchand and Mangaldas & Suresh A. Shroff & Co. acted as lead legal adviser.
Legal adviser on matters of English Law - Herbert Smith Freehills LLP;
Legal adviser for legal due diligence process - Kanga & Co.

Important information

The important information set out below comprises information regarding:

•	United Spirits Limited ("USL")
•	The acquisition by Diageo, through its wholly-owned subsidiary Relay B.V., of USL shares from United Breweries (Holdings) Ltd ("UBHL") and/or members of its group, the USL Benefit Trust, Palmer Investment Group Limited and UB Sports Management Overseas Limited (two subsidiaries of USL), and SWEW Benefit Company (the "Acquisition")
•	The proposed preferential allotment of new shares in USL to Relay B.V. (the "Preferential Allotment")
•	The mandatory tender offer to public shareholders of USL (the "Tender Offer", and together with the Acquisition and the Preferential Allotment the "USL Transaction")
•	Joint venture arrangements
•	Conditions of the USL Transaction
•	Other important information and certain potential transaction risks
•	Next steps

USL

USL is the leading spirits producer in India.  In the financial year ended 31 March 2012, the company had net sales of INR 91,865 million (£1,057 million), EBITDA of INR 13,092 million (£150.6 million) and profits after tax of INR 1,872 million (£21.5 million).  As at 31 March 2012, USL had gross assets of INR 158,565 million (£1,824.5 million).

Acquisition

Under a share purchase agreement (the "Share Purchase Agreement") executed today, Diageo (through its wholly-owned subsidiary, Relay B.V. ("Diageo Bidco")) has agreed, subject to the satisfaction (or, where applicable, waiver) of certain conditions, to acquire, at a price of INR 1440 per share (representing aggregate consideration of INR 36,327 million (£418.0 million)), 25.23 million shares in USL, representing 19.29% of the current issued share capital of USL, from UBHL and/or members of its group, the USL Benefit Trust, Palmer Investment Group Limited and UB Sports Management Overseas Limited (two subsidiaries of USL), and SWEW Benefit Company (a company controlled by a committee appointed by Dr Vijay Mallya and whose principal purpose is the benefit of specified USL employees).

In addition, UBHL has agreed, again conditionally, to sell additional shares to Diageo Bidco (the "Additional Shares Obligation") in certain circumstances where the Preferential Allotment does not complete and Diageo Bidco holds less than 25.1% of USL after taking account of USL shares acquired under the Tender Offer, under the Share Purchase Agreement or in any other manner.  Where the Additional Shares Obligation applies, UBHL would sell to Diageo Bidco such number of shares as would take Diageo Bidco to a holding of 25.1% in USL.

Following completion of the Share Purchase Agreement (and assuming completion of the Preferential Allotment and, therefore, no application of the Additional Shares Obligation), UBHL and members of its group would continue to hold 13.4% of USL.

The Share Purchase Agreement contains certain warranty and indemnity protection in favour of Diageo and Diageo Bidco in respect of the USL group and on certain matters relating to the UBHL group.  UBHL has also undertaken to exercise its shareholder rights and otherwise use reasonable endeavours to cause USL to carry on its business in the normal course (other than for certain agreed exceptions) prior to completion of the Share Purchase Agreement.

Diageo, Diageo Bidco, UBHL and Kingfisher Finvest India Limited (a subsidiary of UBHL) have also entered into an agreement governing their relationship as shareholders in USL (the "Shareholders' Agreement") which will come into effect in the event of and upon completion of the Share Purchase Agreement.  The principal provisions of the Shareholders' Agreement are as follows:

•	The parties will use their respective rights as shareholders such that:

(i)	Diageo will be able to nominate, propose or recommend directors to the USL board and appoint its nominees to the roles of CEO and CFO;

(ii)	UBHL will be able to nominate one director (who would be Dr Vijay Mallya) and recommend a second non-executive director who will, to the extent feasible, be an independent director, to the USL board. The right to recommend the second director falls away if the UBHL group no longer holds 5% or more of USL's current share capital, and both appointment rights fall away if its holding falls below 1% of USL's current share capital. These rights of UBHL are also subject to Dr Mallya continuing to control UBHL, and in certain circumstances where Dr Mallya ceases to control UBHL he would succeed to the right to nominate himself as a director of USL subject to his holding at least 1% of USL's current share capital;

(iii)	the balance of the USL board will comprise independent non-executive directors in such number as is required by law. Indian law and regulation requires, where the chairman is not independent (as will be the case in relation to Dr Mallya), that at least half of the board should comprise independent non-executive directors; and

(iv)	certain veto and consultation arrangements agreed with UBHL and Dr Mallya will apply as part of their continued involvement in USL.

•	Diageo will support Dr Mallya continuing as non-executive director and chairman of USL subject to the UBHL group or Dr Mallya continuing to hold at least 1% of USL's current share capital and certain other conditions. In the event that Dr Mallya ceases to be non-executive director and chairman by reason of resignation or because the qualifying test is no longer met, he would, subject to certain conditions, be appointed as chairman emeritus of USL, a non-board role.

•	In the event that, following the USL Transaction, Diageo Bidco does not hold a majority of the ordinary shares in USL, members of the UBHL group which hold USL shares will, subject to specific and limited agreed exceptions, vote their shares at Diageo's direction. This voting obligation will terminate upon the Diageo group reaching a majority position or otherwise at the end of the fourth full financial year of Diageo after the date on which the Share Purchase Agreement completes.

•	UBHL has agreed that members of its group shall be subject to certain restrictions regarding future acquisitions and disposals of shares in USL (including the granting of security). The Shareholders' Agreement allows the transfer of shares to a class of permitted transferees, and such transferees will generally have the benefit of the Shareholders' Agreement and hold their USL shares subject to it. In addition, if a member of the UBHL group proposes to transfer any USL shares other than to a permitted transferee, it must first offer them to Diageo Bidco at the price at which it proposes to sell the shares. To the extent that Diageo Bidco does not take up its right to acquire the shares at that offered price, the relevant member of the UBHL Group would be free, subject to certain limitations, to sell its shares to a third party at or above the offered price.

•	Diageo Bidco has granted UBHL the right to put its remaining stake in USL on Diageo Bidco at a price of INR 1440 per share (being the same price per share as under the Share Purchase Agreement), except that Diageo Bidco will not be required to acquire further USL shares under this put option to the extent that such acquisition would trigger an obligation on Diageo Bidco to make a further tender offer for shares in USL. UBHL's put right will terminate on the seventh anniversary of the earlier of the Diageo group achieving a 50.1% holding in USL and Diageo first consolidating a full financial year's results for USL in its annual financial statements.

•	In the event that Diageo proposes to make certain material disposals of USL shares, it has agreed that UBHL shall, in certain circumstances, also have the right to sell its shares as part of any such transaction.

•	UBHL and its affiliates have agreed certain undertakings not to compete with USL while the Shareholders' Agreement remains in force and for two years following its termination.

Please refer to the "Conditions of the USL Transaction" section below for a summary of some key conditions to which the Acquisition is subject and for details of certain circumstances in which the Additional Shares Obligation will not apply.

Preferential Allotment

Diageo and Diageo Bidco have entered into an agreement with USL (the "Preferential Allotment Agreement") under which the shareholders of USL will be asked to approve (by special resolution) the preferential allotment to Diageo of 14.53 million new shares in USL at a price of INR 1440 per share.  This price is subject to change in accordance with applicable pricing rules for preferential allotments under Indian law and regulation.  These new shares will amount to 10% of USL's enlarged share capital.  UBHL has undertaken to vote its USL shares in favour of the special resolution.

The Preferential Allotment Agreement contains certain warranty and indemnity protection in favour of Diageo Bidco.  USL has also undertaken to carry on its business in the normal course until the later of completion of the Preferential Allotment and completion of the Share Purchase Agreement (other than for certain agreed exceptions).

The proceeds of the Preferential Allotment will be used for the purpose of repaying existing USL group indebtedness and for use in the ordinary course of business, including for the purpose of working capital or capital expenditure.

Please refer to the "Conditions of the USL Transaction" section below for a summary of the conditions to which the Preferential Allotment is subject.

Tender Offer

Simultaneously with this release, Diageo (through its wholly-owned subsidiary, Diageo Bidco) has announced its intention to launch a mandatory tender offer to the public shareholders of USL to acquire up to an additional 28.89% of USL's existing share capital.  This represents 26.00% of USL's share capital as it would be enlarged by the Preferential Allotment.  The Tender Offer will be governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 2011 (the "Regulations") and applicable law.  The applicable Indian takeover regulator is the Securities and Exchange Board of India ("SEBI").

The Tender Offer will be made in accordance with the Regulations and on the terms and conditions set out in the public announcement to be made today in India and the detailed public statement and letter of offer that are to be released by Diageo and Diageo Bidco in India.

The Tender Offer has been announced at the following price:

for each USL Share	INR 1440 in cash

At that price, and assuming full take-up of the offer by USL shareholders, the total aggregate consideration payable under the Tender Offer would be approximately INR 54,411 million (£626.1 million).  This values USL at approximately INR 209,272 million (£2,407.9 million) on a post-Preferential Allotment basis.

The offer price announced today represents a premium of over 35% to the price of a USL share on 24 September 2012, the last business day prior to the announcement that Diageo, UBHL and USL were in discussions regarding possible transactions.

If the Tender Offer is over-subscribed, the accepting USL shareholders will be scaled back and entitled to sell such number of shares calculated on a pro rata basis to the shares tendered in the Tender Offer.

Indicative Abridged Tender Offer Timetable (see note)

Public announcement	9 November 2012

Expected publication of the detailed public statement	By 20 November 2012

Expected dispatch of the letter of offer	On or around 31 December 2012

Commencement of tendering period	On or around 7 January 2013

Expiry of tendering period	On or around 18 January 2013

Settlement of consideration for accepting USL shareholders	On or around 1 February 2013

Note:  The times and dates set out in the indicative abridged timetable above and mentioned throughout this announcement may be subject to adjustment, being dependent on the timing of the completion of the review process of the draft letter of offer by SEBI, regulatory approval in India and elsewhere, and other permitted conditions to the Tender Offer.  Details of any such adjustment and the new times and dates will be notified to USL shareholders by publication in relevant newspapers and will be announced on relevant stock exchanges.  The times and dates are subject to the satisfaction or waiver of all applicable conditions to the Tender Offer  and completion of the SEBI review process.

Please refer to the "Conditions of the USL Transaction" section below for a summary of the conditions to which the Tender Offer is subject.

Further important information relating to the Tender Offer, and certain implications of the SEBI review process required to confirm the terms and conditions (including price) of the Tender Offer, are set out in the "Other Important Information and Certain Potential Transaction Risks" section below.

As required by the Regulations, Diageo (through its wholly-owned subsidiary, Diageo Bidco) has also announced its intention, subject to successful completion of the Tender Offer, to launch a mandatory tender offer to the public shareholders of Pioneer Distilleries Limited ("Pioneer") (a subsidiary of USL) to acquire up to 18.42% of Pioneer's outstanding share capital.  Pioneer shareholders would be entitled to receive INR 60 for each Pioneer share.  This values Pioneer at approximately INR 803 million (£9.2 million).  Further details will be announced following completion of the Tender Offer.  At that price, and assuming full take-up of the offer by Pioneer shareholders, the maximum aggregate consideration payable would be approximately INR 148.0 million (£1.7 million).  As the shares of Pioneer are infrequently traded on the Indian stock exchanges, this price is based on an independent valuation and not the market price.  The market price of a Pioneer share on the last business day prior to this announcement was INR 38.25.

Joint Venture Arrangements

Diageo and Dr Vijay Mallya have entered into a memorandum of understanding to establish a joint venture to own United National Breweries' traditional sorghum beer business in South Africa.

Under the memorandum of understanding, which is non-binding and subject to definitive documentation:

•	Diageo would acquire a 50% interest for an expected cash consideration of approximately USD 36 million (£23 million), subject to adjustment. The other 50% would be held by a company affiliated to Dr Mallya.

•	Diageo and the Dr Mallya affiliated company would have equal shareholder votes in the joint venture company and equal representation on its board. Dr Mallya would be chairman of the joint venture company but would have no casting vote.

Implementation of the South African joint venture would be conditional on certain consents, including from the South African competition authority and other relevant regulatory authorities.

Diageo and Dr Mallya are also considering the possibility of extending their joint venture relationship by establishing a joint venture in respect of certain emerging markets in Africa and Asia (excluding India) on terms and with a scope as yet to be determined. It is not certain whether such a joint venture will be established or, if so, on what basis.  If this emerging markets joint venture is established, it is expected that the South African joint venture would be contributed to it.

Conditions of the USL Transaction

This section sets out the principal conditions to which the USL Transaction is subject.

Acquisition

The acquisition under the Share Purchase Agreement is subject to satisfaction (or, in certain cases, waiver) of a number of conditions, including: (i) completion of the Tender Offer in accordance with its terms, (ii) the absence of insolvency-related events and proceedings in respect of the USL group and the sellers, (iii) consents or waivers from certain lenders to the USL group, (iv) the release of any and all encumbrances over the business and assets of the USL group relating to the indebtedness or liabilities of the UBHL group or any persons connected with it, (v) no member of the USL group having responsibility for debts or liabilities of the UBHL group or any persons connected with it, (vi) the release of all security and encumbrances over the USL shares that are being sold under the agreement, (vii) competition approval or clearance in India and elsewhere, (viii) certain other regulatory and third party consents, and (ix) there being no breach of certain key warranties and there being no breach of other warranties that would give rise to a material adverse effect.

The long-stop date for satisfaction (or, where applicable, waiver) of these conditions is 9 November 2013, or such later date as may be agreed.

Preferential Allotment

The Preferential Allotment is conditional on the satisfaction (or, in certain cases, waiver) of a number of conditions, including: (i) the approval by USL shareholders of a special resolution, (ii) competition approval or clearance in India and elsewhere, (iii) various regulatory and stock exchange approvals, (iv) consents or waivers from various lenders to the USL group, (v) the absence of certain insolvency events and proceedings in respect of the USL group, and (vi) there being no breach of certain key warranties and there being no breach of certain other warranties that would give rise to a material adverse effect.  In addition, the agreement is conditional upon (a) the per share subscription price for the preferential allotment being not greater than the price of INR 1440 announced today, (b) the Tender Offer price of INR 1440 price announced today not being subject to increase under applicable law and regulations, and (c) certain of the conditions to the Share Purchase Agreement being satisfied and the Share Purchase Agreement not being subject to any restraining order or judgment or any legal or regulatory impediment.

In certain circumstances where the Preferential Allotment does not become unconditional on account of non-satisfaction (and non-waiver) of those last three conditions, or on account of certain other matters that are reasonably within Diageo's control or for which it is responsible, the Additional Shares Obligation described above will not apply under the Share Purchase Agreement.

The long-stop date for satisfaction (or, where applicable, waiver) of the conditions under the Preferential Allotment Agreement is 9 November 2013 or such later date as may be agreed or as may otherwise apply under the Preferential Allotment Agreement.

Tender Offer

The Tender Offer is subject to a number of closing conditions, including (i) the receipt of competition approvals in India and elsewhere, (ii) arrangements for the release of security interests over the USL shares to be sold to Diageo Bidco under the Share Purchase Agreement, (iii) the release of any and all encumbrances over the business and assets of the USL group relating to the indebtedness or liabilities of the UBHL group or any persons connected with it, and (iv) no member of the USL group having responsibility for debts or liabilities of the UBHL group or any persons connected with it.

The full conditions of the Tender Offer will be set out in the relevant formal documentation for that offer.

Other Important Information and Certain Potential Transaction Risks

This section sets out some additional important information relating to the Tender Offer and its process as well as certain potential risks relating to the USL Transaction.

The Tender Offer will be made in compliance with the Regulations which came into effect in October 2011.  The Regulations substantially changed the regulatory environment applicable to tender offers in India.

The terms, conditions, timetable and public documentation in relation to the Tender Offer are subject to review and observations issued by SEBI.  SEBI may require changes to be made to the terms (including price), conditions, timetable and public documentation in relation to the Tender Offer and Diageo Bidco would be obliged to implement such changes (subject to a right of appeal).

There is limited precedent as to how these rules might be interpreted and the nature of the observations and directions that SEBI might issue pursuant to the Regulations, both generally and specifically in relation to the terms of the Tender Offer and the USL Transaction.

Having carefully considered the Regulations and their application to the USL Transaction, the Tender Offer and the various other matters outlined in this announcement, Diageo believes that the terms and offer price of the Tender Offer announced today are the terms and offer price that, under the Regulations, should apply in respect of the Tender Offer.  However, it is possible that SEBI may require the terms and conditions of the Tender Offer to be modified or the Tender Offer price to be increased, and it is possible that any such modifications to the terms or conditions of the Tender Offer could be material or that the aggregate cost to Diageo of any such increase in the Tender Offer price could be substantial in the context of the aggregate value of the USL Transaction.  Prior to commencement of the formal SEBI review process and dispatch of the letter of offer for the Tender Offer, it is not possible to assess more definitively the likelihood, effect or amount of any such potential modifications or increase that SEBI might require.

In addition to the uncertainties relating to the terms and price of the Tender Offer described above, it is not possible to state definitively the timeframe within which the Tender Offer would be implemented nor the timeframe within which the final letter of offer, offer terms and/or price would be definitively determined, as: (i) the statutory timing requirements in relation to SEBI's formal review process and receipt of other regulatory approvals is not absolute and can be extended; and (ii) if SEBI's decision or that of any other regulator were to be challenged, additional processes, including litigation, could ultimately be required to resolve the position and this could involve a substantial period of time (in the case of litigation, potentially a number of years).  During the period of any such delay Diageo would have no control over the operation of USL's business, and upon definitive resolution Diageo Bidco would likely remain obliged to implement or complete the Tender Offer on the terms and at the offer price confirmed or determined as part of that resolution, together with, potentially, an additional amount in respect of interest on the applicable offer price at a rate to be determined by SEBI (in recent transactions an interest rate of 10% per annum has been applied).  In the event of any such delay, there can be no assurance that USL or its business would remain in the same or similar condition, compared to its current condition, at the end of any such process, or that the conditions under the Share Purchase Agreement would be or remain satisfied.

As noted above, completion of the Acquisition and the Preferential Allotment are each subject to a number of conditions.  Such conditions must generally be satisfied or, where permitted, waived on or before 9 November 2013, failing which the Acquisition and/or the Preferential Allotment will (absent extension by mutual agreement or under the terms of the relevant agreement) be terminated.  Regardless of the outcome of the Acquisition and the Preferential Allotment, Diageo Bidco may nonetheless be obliged to proceed with the Tender Offer unless SEBI permits Diageo Bidco to withdraw the Tender Offer.  Accordingly it is possible that only the Tender Offer, and not the Acquisition and/or the Preferential Allotment, will complete, in which case Diageo Bidco would acquire a lower than anticipated level of interest in USL, with, potentially, UBHL continuing at its present ownership level.  In the event that the Acquisition completes and Diageo Bidco does not hold a majority of the ordinary shares in USL, UBHL has agreed in the Shareholders' Agreement that members of the UBHL group which hold USL shares will, subject to limited agreed exceptions, vote their shares at Diageo's direction.  This voting obligation will terminate upon the Diageo group reaching such a majority position or otherwise at the end of the fourth full financial year of Diageo after the date on which the Share Purchase Agreement completes.

The completion of the USL Transaction will require clearance from the Competition Commission of India (the "CCI"). The regime governing such clearances has only been in force from 1 June 2011 and, accordingly, there is limited precedent as to how these regulations might be applied and how the CCI might utilise the powers available to it pursuant to such regulations in relation to the USL Transaction.

Following completion of the USL Transaction, Diageo expects to commence implementation within the USL group of Diageo's operational and governance standards as part of the USL group joining Diageo's international group.  As the principal operations of the USL group are located in India and are geographically and operationally devolved within that jurisdiction, it is possible that achieving Diageo's proposed implementation could involve commitment of greater management time, cost and resources than expected, with potential implications for the day-to-day operations of the USL business units.

Next steps

Diageo intends to commence the formal SEBI review process promptly following this announcement and, assuming that that process completes within a reasonable timeframe, would expect to post the Tender Offer documentation to USL shareholders during the fourth quarter of 2012, with completion of the Tender Offer then being likely to follow (subject to satisfaction or waiver of applicable conditions and the absence of intervening circumstances) during the first quarter of 2013.

Subject to the satisfaction or waiver of the conditions described above and to definitive completion of the SEBI review process, it is expected on the same basis that the Acquisition will complete during the first quarter of 2013.  The Preferential Allotment is expected to be implemented during the first quarter of 2013.

Further announcements will be made in due course as appropriate.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities in any jurisdiction.  The Tender Offer will be made solely pursuant to the terms of the letter of offer, which will contain the full terms and conditions of the Tender Offer.  Any decision or response in relation to the Tender Offer should be made only on the basis of the information contained in the letter of offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should observe any applicable requirements.  This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this announcement and any formal documentation relating to the Tender Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where local laws or regulations may result in a risk of civil, regulatory or criminal exposure if information concerning the Tender Offer is sent or made available to USL shareholders in that jurisdiction (a "Restricted Jurisdiction").  Persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.  Unless otherwise permitted by applicable law and regulation, the Tender Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Tender Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

ENDS

For further information:

Media relations
Rowan Pearman	+44 (0)20 8978 4751
Lisa Crane	+44 (0)20 8978 4771
press.office@diageo.com

Investor relations
Catherine James	+44 (0)7803 854550
Angela Ryker Gallagher	+44 (0)7803 855003
Sarah Paul	+44 (0)7803 856876
investor.relations@diageo.com

Analyst materials and conference call:

Presentation slides will be made available to download from www.diageo.com.  At 12.00 (UK time) Paul Walsh, CEO, Deirdre Mahlan, CFO and Ivan Menezes, COO will be available to take your questions regarding today's announcement.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

Live Dial-In

UK and International Toll - +44 (0)20 3140 0668

UK Toll Free - 0800 368 1950

USA Toll - +1 631 510 7490

USA Toll Free - +1 866 928 6049

Germany Toll - +49 (0)30 221 510 066

Singapore Toll - +65 315 80328

Confirmation code:  260648#

A transcript of the Q&A session will be available for download at www.diageo.com on 12 November.

Conference Call Replay

UK and International Toll - +44 (0)20 3140 0698

UK Toll Free - 0800 368 1890

USA Toll - +1 877 846 3918

Germany Toll - +49 (0)6922 222 9033

Singapore Toll - +65 630 77656

Confirmation code:  388068#

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of USL and certain plans and objectives of Diageo.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning.  These statements are based on assumptions and assessments made by USL and/or Diageo in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period.  Neither USL or Diageo assumes any obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Sources of information

The share prices of USL and Pioneer in this announcement have been taken from the website of National Stock Exchange of India.

Foreign exchange calculations included in this announcement have been based on the prevailing exchange rates as at 8 November 2012 sourced from Reuters (with the INR:£ rate being INR 86.91:£1).

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Executive Committee
Released	10:15 09-Nov-2012
Number	7577Q10

RNS Number : 7577Q

Diageo PLC

09 November 2012

9 November 2012

Diageo Announces Appointment to Executive Committee

Diageo has today announced the following changes to the executive committee which have immediate effect:

•	Andrew Morgan is appointed President, New Businesses. Andrew will report to Ivan Menezes, Chief Operating Officer.
•	John Kennedy is appointed President, Diageo Western Europe. John will report to Ivan Menezes.
•	Nick Blazquez is appointed President, Diageo Africa, Russia & Turkey. The Managing Directors for those businesses, Galip Yorgancioglu and Stephen Morley, will report to Nick.

Paul S Walsh, Chief Executive, Diageo, said:

'The Diageo Board and I have decided that our acquisitions will benefit from dedicated leadership of the integration process and consequently, we have appointed Andrew Morgan to the new position of President, New Businesses. In this role he will ensure that acquisition business cases are met or exceeded and that governance and compliance requirements are foremost in our implementation planning and execution. Our recent transactions in Brazil and Ethiopia, and our proposed transactions in India and South Africa will be managed under this governance model. I am delighted to have Andrew take on this critical role. He possesses immense transactional and integration experience having led, amongst other things, the integration of the Seagram acquisition in 2002. He has orchestrated the major expansion of our business in Turkey, Russia and Eastern Europe and the operating model change he instigated in Western Europe in 2011 has created a strong platform for the future of this market.

John Kennedy will now take full responsibility for all countries and functions in Western Europe. John brings a wealth of experience to his position having held senior staff and general management positions in Australia, the United States, Canada and Ireland and most recently as Chief Operating Officer, Western Europe. He will not be replaced in his current role.

Clustering our high growth markets in Africa and Europe under Nick Blazquez's leadership will, I am sure, continue the impressive performance momentum we have in each of them.

I believe that these appointments will further align the organisation behind the achievement of our growth aspirations and medium-term performance goals.'

ENDS

For further information:

Media relations
Rowan Pearman:	+44 (0)20 8978 4751
Lisa Crane:	+44 (0)20 8978 4771
press.office@diageo.com

Investor relations
Catherine James:	+44 (0)7803 854550
Angela Ryker Gallagher:	+44 (0)7803 855003
Sarah Paul:	+44 (0)7803 856876
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:03 12-Nov-2012
Number	21502-32C0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 November 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 November 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

PS Walsh	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 November 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	10

J Grover	10

A Morgan	10

G Williams	10

I Wright	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.11.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 12 November 2012 from Dr FB Humer, a director of the Company, that he had purchased 458 Ordinary Shares on 12 November 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.11.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	43,505

D Mahlan	120,610 (of which 120,035 are held as ADS)

PS Walsh	803,064

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,291

D Gosnell	107,649

J Grover	183,140

A Morgan	190,006

G Williams	217,998 (of which 6,493 are held as ADS)

I Wright	50,499

J Nicholls

Deputy Company Secretary

12 November 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 12-Nov-2012
Number	9360Q17

RNS Number : 9360Q

Diageo PLC

12 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 200,000 ordinary shares at a price of 1,805.23 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 780,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 245,479,706 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,508,659,219.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:47 13-Nov-2012
Number	21543-450E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 13 November 2012 that on 12 November 2012 the Company released ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and American Depositary Shares (ADS")* to the following directors and persons discharging managerial responsibility ("PDMRs") in respect of notional dividends that had accrued on shares vested on 26 September 2012 under the Company's performance share plan:

Name of Director	Number of Ordinary Shares	Number of Ordinary Shares sold#	Balance of Ordinary retained and beneficially owned

P Walsh	24,062	12,544	11,518

Name of Director	Number of ADS	Number of ADS sold#	Balance of ADS retained and beneficially owned

D Mahlan	997	520	477
I Menezes	2,470	1,141	1,329

Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares Sold#	Balance of Ordinary Shares retained and beneficially owned

N Blazquez	2,583	1,347	1,236

A Fennell	4,062	2,118	1,944

G Ghostine	4,356	1,529	2,827

D Gosnell	4,125	2,151	1,974

J Grover	4,449	2,320	2,129

A Morgan	6,100	3,180	2,920

G Williams	5,000	2,607	2,393

I Wright	2,208	1,152	1,056

Name of PDMR	Number of ADS released	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned

J Millian	1,026	375	651

T Proctor	1,822	915	907

L Schwartz	1,092	505	587

2. It received notification today that Mr Fennell, a PDMR, exercised options on 12 November 2012 over Ordinary Shares under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary shares	Date of grant	Price per share

53,734	27 October 2008	£8.77

85,346	17 September 2009	£9.52

Mr Fennell subsequently sold 135,603 Ordinary Shares on 12 November 2012, at a price per share of £18.07. Mr Fennell retains the balance of 3,477 Ordinary Shares.

3.	It received notification today that Mr Fennell had transferred 12,768 Ordinary Shares as part of a divorce settlement on 12 November 2012.

4.	It received notification today, that Mr Walsh, a Director sold 50,000 Ordinary Shares on 12 November 2012, at a price per share of £18.01.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	122,518 (of which 121,943 are held as ADS)

I Menezes	515,256 (of which 422,258 are held as ADS)

P Walsh	764,582

Name of PDMR	No. of Ordinary Shares

N Blazquez	73,527

A Fennell	28,059

G Ghostine	105,386 (of which 33,177 are held as ADS)

D Gosnell	109,623

J Grover	185,269

A Morgan	199,286

G Williams	220,391 (of which 6,493 are held as ADS)

I Wright	51,555

No. of ADSs

J Millian	20,449

T Proctor	42,595

L Schwartz	20,172

J Nicholls

Deputy Secretary

13 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 13-Nov-2012
Number	0444R17

RNS Number : 0444R

Diageo PLC

13 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 470,000 ordinary shares at a price of 1810.52 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,250,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 245,756,811 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,508,382,114.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 14-Nov-2012
Number	1557R16

RNS Number : 1557R

Diageo PLC

14 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 260,000 ordinary shares at a price of 1815.93 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,510,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 245,964,779 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,508,174,146.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 15-Nov-2012
Number	2765R17

RNS Number : 2765R

Diageo PLC

15 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 415,000 ordinary shares at a price of 1801.4373 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,925,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 246,362,859 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,507,776,066.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:35 16-Nov-2012
Number	21534-D422

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. it received notification on 15 November 2012 that Paul Walsh, a director, had disposed of 15,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as a gift on 14 November 2012.

2. it received notification on 16 November 2012 that Deirdre Mahlan, a director, exercised options on 15 November 2012 over American Depository Shares in the Company ("ADS")* granted under the Diageo Share Option Plan as set out below:

No. of ADS	Date of grant	Price per share

394	20 September 2005	$59.40

11,338	19 September 2006	$70.38

3,390	18 September 2007	$84.53

Ms Mahlan subsequently sold 12,712 ADS on 15 November 2012, at a price per ADS of $114.18. Ms Mahlan retains the balance of 2,410 ADS.

3. it received notification on 16 November 2012 that Ivan Menezes, a director, exercised options on 15 November 2012 over 40,813 ADS in the Company granted on 18 September 2007 at a price per ADS of $84.53 under the Company's Senior Executive Share Option Plan. Mr Menezes subsequently sold 39,813 ADS on 15 November 2012, at a price per ADS of $114.15. Mr Menezes retains the balance of 1,000 ADS.

As a result of the above transactions, interests of directors in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	132,158 (of which 131,583 are held as ADS)

I Menezes	519,256 (of which 426,258 are held as ADS)

P Walsh	749,582

J Nicholls

Deputy Company Secretary

16 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 16-Nov-2012
Number	3823R17

RNS Number : 3823R

Diageo PLC

16 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 600,000 ordinary shares at a price of 1800.34 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,525,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 246,654,096 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,507,484,829.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:11 19-Nov-2012
Number	21510-2871

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 16 November 2012 that John Kennedy, a person discharging managerial responsibility, exercised options on 15 November 2012 over American Depository Shares in the Company ("ADS")* granted under the Diageo Share Option Plan as set out below:

No. of ADSs	Date of grant	Price per ADS

6,820	19 September 2006	$70.38

4,500	16 September 2008	$74.16

Mr Kennedy subsequently sold 8,957 ADSs on 15 November 2012, at a price per ADS of $114.23. Mr Kennedy retains the balance of 2,363 ADSs.

As a result of the above transaction, the interests of Mr Kennedy in the Company's ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 25,876 (of which 21,280 are held as ADSs).

J Nicholls

Deputy Company Secretary

19 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 19-Nov-2012
Number	4980R17

RNS Number : 4980R

Diageo PLC

19 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 385,000 ordinary shares at a price of 1817.2234 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,910,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 247,021,797 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,507,117,128

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:44 20-Nov-2012
Number	21543-FCD2

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") makes the following announcements:

1. It received notification today that Tim Proctor, a person discharging managerial responsibility ("PDMR") sold 4,000 American Depository Shares in the Company ("ADS")* on 19 November 2012, at a price per ADS of $115.905. As a result of this transaction, Mr Proctor's interests in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) is 38,595.

2. It received notification today that John Kennedy, a PDMR, sold 1,950 ADSs on 15 November 2012, at a price per ADS of $113.65. These ADSs were part of an award made under the Company's Performance Share Plan on 17 September 2009, of which 1,857 vested together with 139 ADS in respect of notional dividends. Mr Kennedy retains the balance of 46 ADSs.

3. It received notification today that 1,641 ADSs granted to Mr Kennedy as Restricted Stock Units under the Diageo Executive Long Term Incentive plan had vested on 9 November 2012.

As a result of the above transactions, Mr Kennedy's interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) has increased to 32,624 (of which 28,028 are held as ADSs).

J Nicholls

Deputy Secretary

20 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 20-Nov-2012
Number	6257R16

RNS Number : 6257R

Diageo PLC

20 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 230,000 ordinary shares at a price of 1840.46 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,140,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 247,215,709 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,926,632

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:55 21-Nov-2012
Number	21553-3520

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that, today, it received notification that, on 20 November 2012, a grantor retained annuity trust ("GRAT"), of which Ivan Menezes was the grantor and sole trustee and his two children the beneficiaries, had been terminated.

Of the shares held in the GRAT, 16,755 American Depository Shares in the Company ("ADSs")* were transferred to Mr Menezes's own name and 3,207 ADSs to trust accounts for the benefit of his children.

As a result of the above transactions, the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 519,256 (of which 426,258 are held as ADSs).

J Nicholls

Deputy Company Secretary

21 November 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 21-Nov-2012
Number	7387R17

RNS Number : 7387R

Diageo PLC

21 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 230,000 ordinary shares at a price of 1844.58 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,370,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 247,393,009 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,749,332

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:12 22-Nov-2012
Number	21406-5AEC

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, sold 20,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") today at a price per share of £18.50.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has decreased to 729,582.

John Nicholls

Deputy Secretary

22 November 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 22-Nov-2012
Number	8417R17

RNS Number : 8417R

Diageo PLC

22 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 250,000 ordinary shares at a price of 1860.73 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,620,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 247,605,190 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,537,151

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 23-Nov-2012
Number	9373R16

RNS Number : 9373R

Diageo PLC

23 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 475,000 ordinary shares at a price of 1882.42 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,095,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 248,064,785 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,081,456

This information is provided by RNS

The company news service from the London Stock Exchange

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:20 26-Nov-2012
Number	21419-8E24

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") makes the following announcements:

1.   It received notification today that David Gosnell, a person discharging managerial responsibility ("PDMR"), transferred 28,405 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse Mrs Susan Gosnell on 26 November 2012. As a result of this transaction, Mr Gosnell's interests in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain unchanged at 109,623.

2.   It received notification today that Gareth Williams, a PDMR, disposed of 44,000 Ordinary Shares as a gift on 26 November 2012. As a result of this transaction, Mr Williams's interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have decreased to 176,391 (of which 6,493 are held as ADSs).

J Nicholls

Deputy Company Secretary

26 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 26-Nov-2012
Number	0435S17

RNS Number : 0435S

Diageo PLC

26 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 305,000 ordinary shares at a price of 1873.52 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,400,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 248,363,406 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,505,782,835

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 27-Nov-2012
Number	1469S17

RNS Number : 1469S

Diageo PLC

27 November 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 299,818 ordinary shares at a price of 1876.52 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,700,000 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 248,633,562 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,505,512,679

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:44 28-Nov-2012
Number	21544-6723

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") makes the following announcements:

1.    It received notification on 28 November 2012 that Ian Wright, a person discharging managerial responsibility ("PDMR"), exercised options on 27 November 2012 over 55,672 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 17 September 2009 at a price per share of £9.52 under the Company's Senior Executive Share Option Plan ("SESOP"). Mr Wright subsequently sold 48,981 Ordinary Shares on 27 November 2012, at a price per share of £18.80. Mr Wright retains the balance of 6,691 Ordinary Shares. As a result of the above transactions, Mr Wright's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 58,246.

2.    It received notification on 28 November 2012 that Randy Millian, a PDMR, exercised options on 27 November 2012 over American Depository Shares in the Company ("ADS")* as set out below:

Plan granted under	No. of ADSs	Date of grant	Price per ADS

Diageo Share Option Plan	17,169	11 October 2004	$50.92

SESOP	18,513	20 September 2009	$59.40

Of the shares arising, Mr Millian sold 35,324 ADSs at an average price per ADS of $118.52 and retained the balance of 358 ADSs. As a result of the above transactions, Mr Millian's interests in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 20,807.

J Nicholls

Deputy Company Secretary

28 November 2012

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:12 30-Nov-2012
Number	21511-4F75

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,146,241 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,542,139 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,604,102 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

30 November 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 19 December 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary